

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 30, 2009

Mr. Michael J. Van Handel
Chief Financial Officer
Manpower, Inc.
100 Manpower Place
Milwaukee, WI 53212

RE: **Manpower, Inc**.
              Form 10-K for the year ended December 31, 2008
              Filed February 20, 2009

              Form 10-Q for the quarter ended March 31, 2009
              Filed May 11, 2009

              File No. 1-10686

Dear Mr. Van Handel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director